SEALY, INC.

One Office Parkway at Sealy Drive • Trinity, North Carolina 27370 • USA

Telephone: 336-861-3500 • Fax: 336-861-3501

March 31, 2010

VIA FED EX AND EDGAR

Re:               Sealy Corporation

Form 10-K for the year ended November 29, 2009

Form 10-Q for the quarter ended August 30, 2009

File No. 1-8738

Nudrat Salik

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Salik:

On behalf of Sealy Corporation (the “Company” or “Sealy”), this will respond to the comments set forth in the letter from Rufus Decker of the Securities and Exchange Commission staff (the “Staff”) dated March 17, 2010. For the convenience of the Staff, we are sending courtesy paper copies via UPS. In addition, to assist the Staff in its review, we have set forth the text of the Staff’s comments in italics followed by the Company’s response.

Form 10-K for the year ended November 30, 2009

General

1.                                       Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Where applicable within our responses to the Staff’s comments, we have provided examples of the revisions or additional disclosures.  All of these revisions will be incorporated into our disclosures in future filings including our quarterly report on Form 10-Q for the quarterly period ended February 28, 2010 [which is being filed concurrently with this correspondence].

Business, page 1

2.                                       Please include disclosure pursuant to Item 101(e)(4) of Regulation S-K that you will make available amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

In future filings we will amend our disclosure as follows:

We maintain an internet website at www.sealy.com. We make available on our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statements, other reports, and any amendments to these reports, as soon as reasonably practicable after they are electronically filed or furnished to the Securities and Exchange Commission (“SEC”).

MD&A

Liquidity and Capital Resources

Debt Covenants, page 43

3.                                       It appears that you are required to meet a minimum fixed charge coverage ratio, leverage ratio and interest ratio in accordance with the terms of your Senior Notes, Convertible Notes, 2014 Notes and the ABL Revolver agreements.  Non-compliance with the covenants contained in the ABL Revolver agreement could result in the requirement to immediately repay all amounts outstanding under this facility, while non-compliance with the ratios contained in the indenture governing the Senior Notes, Convertible Notes and 2014 Notes would prevent you from being able to incur additional indebtedness.  We have the following comments in this regard:

•                  We note your presentation of a reconciliation of net income to EBITDA and Adjusted EBITDA.  Given your disclosure that EBITDA and Adjusted EBITDA do not purport to be alternatives to net income as a measure of performance, it is unclear as to the appropriateness of presenting this reconciliation.  We note, however, that Adjusted EBITDA is a material component of certain of your debt covenants.  In the context of discussing any material debt covenants, we note that the calculation of EBITDA and Adjusted EBITDA may be necessary in the context of discussing and presenting certain material debt covenants.  See our additional bullet below; and

•                  Please disclose the specific terms of any material debt covenants with any required ratios.  It should be clear how each of the required ratios is being calculated.  Please also disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants.  Please show us in your supplemental response what the revisions will look like.

In response to the Staff’s comment, the Company respectfully submits that our presentation of EBITDA and Adjusted EBITDA is neither as a measure of performance nor as a liquidity measure, rather we include this presentation because EBITDA and Adjusted EBITDA are material components of our covenant compliance measures under our senior debt agreements. Accordingly, we respectfully submit that, consistent with the definitions of EBITDA and Adjusted EBITDA in our senior debt agreements, we reconcile net income to EBITDA and Adjusted EBITDA as a means to show the calculation of this material component which we believe is important to the users of our financial statements.

In consideration of the Staff’s comments regarding the specific terms of any material debt covenants with required ratios, we will amend our disclosures in future filings as follows:

Events of Default

Our long-term obligations contain various financial tests and covenants, but do not require that we meet quarterly financial ratio targets in order to maintain compliance with the terms of the obligations unless we are in a minimum availability period under the terms of our ABL Revolver.

Our ABL Revolver requires us to maintain a minimum fixed charge coverage ratio in excess of 1.1 to 1.0 in periods of minimum availability where the availability for two consecutive calendar days is less than the greater of 1) 15% of the total commitment under the ABL Revolver and 2) $15.0 million.  As of November 29, 2009, we are not in a period of minimum availability and do not have any outstanding borrowings under the ABL Revolver.  Non-compliance with the minimum fixed charge coverage ratio in a period of minimum availability could result in the requirement to immediately repay all amounts outstanding under the ABL Revolver.  The fixed charge coverage ratio is defined by the ABL Revolver agreement as the ratio of Adjusted EBITDA less unfinanced capital expenditures and net cash taxes paid to fixed charges which include cash payments for interest, capital lease obligations, scheduled principal payments on debt and other restricted payments.

Restrictions on Certain Transactions

The covenants contained in our senior debt agreements also restrict our ability to enter into certain transactions (the significant of which are summarized below). Our ABL Revolver requires us to meet a minimum fixed charge coverage ratio of 1.25 to 1.00 in order to make certain restricted payments including dividend distributions to holders of our common stock, dividends or distributions to the parent company (Sealy Corporation), and debt repayments, subject to certain exceptions. ~~Additionally, the ABL Revolver requires us to maintain a fixed charge coverage ratio in excess of 1.1 to 1.0 in periods of minimum availability where the availability for two consecutive calendar days is less than the greater of 1) 15% of the total commitment under the ABL Revolver and 2) $15.0 million. As of November 29, 2009, we are in compliance with the covenants and are not in a minimum availability period under the ABL Revolver.~~

The indentures governing our Senior Notes, Convertible Notes and Senior Subordinated Notes also require us to meet a fixed charge coverage ratio of 2.0 to 1.0 in order to incur additional indebtedness and make certain restricted payments, including dividends or equity distributions, subject to certain exceptions. The fixed charge coverage ratio is defined by the indentures related to these notes as the ratio of Adjusted EBITDA to fixed charges which include interest expense, and cash dividend payments on certain preferred stock.

~~We are in compliance with the fixed charge coverage ratio requirements and other required debt covenants at November 29, 2009.~~  Non-compliance with the minimum fixed charge ratio contained in the ABL Revolver agreement ~~could result in the requirement to immediately repay all amounts outstanding under this facility, while non-compliance with the debt incurrence ratios contained in~~ and the indentures governing the Senior Notes, Convertible Notes and 2014 Notes would prohibit Sealy Mattress Company and its subsidiaries from being able to incur additional indebtedness other than pursuant to specified exceptions.

~~For instance, the indenture governing the Senior Notes, Convertible Notes and 2014 Notes and the ABL Revolver agreement each contain financial covenant ratios, specifically leverage and interest coverage ratios, that are calculated by reference to Adjusted EBITDA. In addition, under the restricted payment covenants contained in the indenture governing the Senior Notes, Convertible Notes and 2014 Notes, the ability of Sealy Mattress Company to pay dividends is restricted by formula based on the amount of Adjusted EBITDA.~~

The covenants contained within our debt agreements are based on what we refer to herein as “Adjusted EBITDA”. In the senior debt agreements, EBITDA is defined as net income plus interest, taxes, depreciation and amortization and Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance ~~as discussed above~~. Adjusted EBITDA is presented herein as it is a material component of these covenants. While the determination of “unusual items” is subject to interpretation and requires judgment, we believe the adjustments listed below are in accordance with the covenants.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, they are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, these presentations may not be comparable to other similarly titled measures of other companies.

There is no specific requirement in Item 303(a) of Regulation S-K or the Commission’s Interpretative Guidance contained in FRC Section 501 to disclose actual ratios related to complying with debt covenants unless there are, or are reasonably likely to be, a breach of such covenants.  At November 29, 2009, and as of the date of this letter, we are in compliance with our debt covenants, including all required ratios and we are not reasonably likely to be in breach of our covenants.  If, at any time in the future, we are, or are reasonably likely to be, in breach of such covenants, we will expand our discussions and analysis of material debt covenants and disclose material information about the breach, including the actual ratios as of the applicable reporting date, and analyze the impact on the Company following the Interpretative guidance in FRC Section 501.

Financial Statements

General

4.                                       Your disclosures on page 17 indicate that there are restricted net assets of consolidated subsidiaries which may not be transferred to the parent.  In this regard, please tell us what consideration you gave as to whether to present the information required by Rules 5-04 and 12-04 of Regulation S-X.  Please also tell us what consideration you gave to the disclosure requirements of Rule 4-08(e)(3) of Regulation S-X.

The referenced risk factor is included in our annual report on Form 10-K in order to indicate the potential financial disincentives that may apply to distributing amounts from subsidiaries to the parent company.  Additionally, the Company is restricted by the covenants on its outstanding debt agreements with respect to the amount of dividends or distributions that may be made to the registrant from its 100% owned subsidiaries.  In consideration of this, the condensed parent company financial information that is required by Rules 5-04 and 12-04 of Regulation S-X has been in substance supplied through the guarantor/non-guarantor financial information presented in Note 25 to the financial statements included in our Annual Report on Form 10-K.

In consideration of the Staff’s comments, we will amend our disclosures in future filings to address the requirements of Rule 4-08(e)(3) of Regulation S-X as follows:

Excerpt from Note 9, Long Term Obligations, page 85:

The indentures and agreements governing the ABL Revolver, Senior Notes, Convertible Notes and the 2014 Notes also impose certain restrictions including, but not limited to, the payment of dividends or other equity distributions and the incurrence of debt or liens upon the assets of the Company or its subsidiaries. For instance, the agreement governing Sealy Mattress Company’s ABL Revolver contains restrictions on the ability of Sealy Corporation’s subsidiaries to pay dividends or make other distributions to Sealy Corporation subject to specified exceptions including the satisfaction of a minimum fixed charge coverage ratio and average daily availability levels. Likewise, under the indentures governing our Senior Notes and the 2014 Notes we are restricted from paying dividends or making other distributions to Sealy Corporation unless we are able to satisfy certain requirements or use an available exception from the limitation.

As of November 29, 2009, Sealy Mattress Company is restricted in distributing the net assets of its subsidiaries in the amount of $245.5 million to its parent due to the provisions in its long-term debt agreements.  However, $37.3 million would be available for distribution without restriction.  At November 29, 2009, the Company was in compliance with the covenants contained within the related note indentures and agreements.

Consolidated Statement of Cash Flow, page 56

5.                                       Your disclosures on page 61 indicate that changes in overdrafts, which represent checks issued in excess of funds on deposit, are included in cash flows from operations rather than cash flows from financing activities.  Please help us understand how you determined this classification was appropriate in accordance with ASC 230-10-45.

Our overdraft positions result from a credit balance existing in the general ledger as a result of issuing checks in excess of the bank account balance.  However, we have a positive bank account balance.  Since there is not a situation where the bank has extended credit as would be the case if the bank account were overdrawn, we believe that these changes more properly constitute changes in cash flows from operating activities and have made the accounting policy decision that these amounts be classified as such within the Consolidated Statements of Cash Flows.  This policy decision has been applied on a consistent basis.

In future filings we will amend our disclosure as follows:

Checks Issued in Excess of Related Bank Account Balances ~~Funds on Deposit~~

The change in the reclassified amount of checks issued in excess of ~~funds on deposit~~ the related bank account balance on our books (which does not represent a negative bank account balance) is included in cash flows from operations in the statements of cash flows.

6.                                       Your adjustments to reconcile net income to cash provided by operating activities include line items described as loss on termination of interest rate swap and payment to terminate interest rate swaps.  Please help us understand why the payment to terminate interest rate swaps would represent a reconciling item as well as how you arrived at the loss on termination amount. Refer to ASC 230-10-45-28.

The loss recorded on the termination of our interest rate swaps was recorded as a component of net income and therefore was included in the presentation of operating cash flows under the provisions of ASC 230-10-45 as these cash flows are not representative of investing or financing activities.  In order to provide additional information to the users of the financial statements, we elected to present the payment to terminate the interest rate swaps as well as the related loss on a gross basis within the cash flows from operating activities section of the Consolidated Cash Flow Statements.  Through our review of ASC Topic 230, nothing precluded a presentation of these amounts on a gross basis.  Further, the Company noted that presentation on a gross basis is often provided for certain transactions such as the purchases and sales of trading securities as such information is deemed to be useful to users of the financial statements.

The loss from the termination of the interest rate swaps was determined based on the amount paid to the derivatives’ counterparty to terminate the hedging contract and was reclassified out of accumulated other comprehensive income upon termination as these swaps were designated as hedging instruments.

Note 2. Restatement of Previous Periods, page 69

7.                                       During the year-end financial close process of fiscal 2009, you discovered an error related to the depreciation of assets acquired and to the deferred income tax liabilities recorded on these assets.  You evaluated the effects of these errors on prior periods’ consolidated financial statements, individually and in the aggregate and concluded that no prior period is materially misstated.  Given that the restatement resulted in an increase in net loss and net loss per common share of approximately 33% for the year ended November 30, 2008, please help us understand how you determined that these errors were not material.  Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.  Please also address the following in regards to these errors:

•                  Please tell us what consideration you gave as to whether an Item 4.02 Form 8-K should be filed;

•                  Please tell us what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting;

•                  Please tell us what consideration was given as to whether the auditors’ report should include an explanatory paragraph which refers to the correction of an error; and

•                  Please tell us how you determined that the appropriate columns on your financial statements should not be clearly identified and labeled as restated.

As discussed in our analysis submitted separately to the Staff that was prepared contemporaneously with our filing of our Annual Report on Form 10-K for the year ended November 29, 2009, we assessed the materiality of the errors identified on each of the prior years presented, including the year ended November 30, 2008 and concluded that they were immaterial to the financial results reported for each of these years.  This analysis was performed pursuant to the guidance provided by SAB Topics 1:M and 1:N.  Though the documentation provided on a supplemental and confidential basis to the Staff focuses on our analysis of the impact of this error on fiscal 2009, the impact of this error on fiscal 2008 was less than the impact on fiscal 2009.  The percentage error was higher in fiscal 2008 as the operational results of fiscal 2008 indicated a nominal net loss which was attributable to certain charges recognized in that fiscal year.  However, based on our considerations of all the factors for fiscal 2008, that, as noted in the supplemental filing, we also considered for fiscal 2009, such as the impact on trends, compliance with debt covenants and all other qualitative factors described therein, we concluded that the impact of this error to fiscal 2008 was also not material.

As the revisions to the prior periods were deemed both qualitatively and quantitatively immaterial, we disclosed the errors as an “immaterial restatement” in accordance with the provisions of Topic 1:N, we concluded an Item 4.02 Form 8-K was not required to be filed.  As the previously filed reports were not amended in accordance with the guidance in Topic 1:N, an “as restated” designation was not applied to the affected columns within our financial statements. Likewise, our auditors have informed us that an explanatory paragraph is not warranted due to the materiality of the errors.

In consideration of the errors’ impact on the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we considered the guidance set forth in the PCAOB’s Auditing Standard No. 5 in our determination of the significance of this deficiency.  Based on the factors included in this guidance and the previous conclusion that these errors were not considered material to the financial statement presentation of previous periods, we concluded that these errors were not indicative of a material weakness in internal control over financial reporting.  However, we did consider what additional controls should be added to our internal control framework in order to prevent this type of error from recurring in future periods.

Note 9.  Long Term Obligations

Convertible PIK Notes and Related Rights, page 83

8.                                       Please help us better understand how you accounted for the convertible PIK notes and related rights by addressing the following:

•                  Please clarify how many rights were issued as well as how you determined they should be accounted for in additional paid-in capital; and

•                  Please tell us how you accounted for the issuance of the convertible notes in July 2009, including what consideration you gave as to whether a beneficial conversion feature existed upon issuance.  In this regard, we note that the initial conversion price was $1. Refer to ASC 470-20-25 and 30.

On May 13, 2009, the Company issued 92,116,369 rights to purchase Convertible Notes.  As discussed in Note 9 to the Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K as of and for the year ended November 29, 2009, these rights were treated as a nonreciprocal transfer with owners under the guidance provided by ASC 845-10-05-4 which discusses the treatment of a distribution of non-monetary assets as dividends.  As indicated in ASC 845-10-30-1, the accounting for monetary and non-monetary assets should be based on the fair values of the assets involved.  More specifically, this guidance indicates that a nonreciprocal transfer to a stockholder should be recorded at the fair value of the asset transferred.  In light of this guidance, upon issuance of the rights, a distribution in an amount equal to the fair value of the rights was recognized from the accumulated deficit of the Company as a dividend.  Further, the rights were considered to be written options and were accounted for as derivative liabilities with subsequent changes in fair value recognized in earnings.

Upon exercise of the rights and issuance of the Convertible Notes, the Company effectively received proceeds equal to the sum of (i) the exercise price of the rights, which is equal to the par amount of the Convertible Notes, and (ii) the carrying value of the rights, which is equal to the fair value of the rights as they were initially and subsequently recorded at fair value as derivative liabilities.

In consideration of whether a beneficial conversion feature should be recognized upon the issuance of the Convertible Notes, we note that ASC 470-25-25 and 30 requires measurement of a beneficial conversion feature based on the effective conversion price calculated using the proceeds received or allocated to the convertible instrument.  Therefore, we calculated the effective conversion price based on the deemed proceeds received (as described in the previous paragraph).  This resulted in the effective conversion price exceeding the commitment date fair value of the common shares.  As such, a beneficial conversion feature was not recognized.

In support of the determination of the effective conversion price, ASC 470-20-30-5 states the following:

“The effective conversion price based on the proceeds received for or allocated to the convertible instrument shall be used to compute the intrinsic value, if any, of the embedded conversion option.

Specifically, an issuer shall do all of the following:

a. First, allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

b. Second, apply the guidance beginning in paragraph 470-20-25-4 to the amount allocated to the convertible instrument.

c. Third, calculate an effective conversion price and use that effective conversion price to measure the intrinsic value, if any, of the embedded conversion option.”

Since the Company received deemed proceeds equal to the par amount of the Convertible Notes plus the carrying amount of the rights, the carrying amount of the rights were considered to represent a substantial premium in excess of the par amount of the Convertible Notes.  The Company recognized the substantial premium equal to the carrying value (fair value) of the rights in additional paid-in capital pursuant to the guidance in ASC 470-20-25-13:

“It is not practicable in paragraph 470-20-25-11 to discuss all possible types of debt instruments with conversion features, debt instruments issued with stock purchase warrants, or debt instruments with a combination of such features. Instruments not explicitly discussed in that paragraph shall be dealt with in accordance with the substance of the transaction. For example, if a convertible debt instrument is issued at a substantial premium, there is a presumption that such premium represents paid-in capital.”

We also recognized the Convertible Notes as debt upon their issuance at an amount equal to their par value (the exercise price of the rights).

We further note that this treatment is consistent with the tentative conclusions reached by the Task Force in the similar fact pattern described in Issue 14 of EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instrument, involving a physically settled warrant to acquire a convertible instrument for a stated exercise price that is classified as a liability.

Note 23, Earnings Per Share, page 108

9.                                       Your disclosures on page 75 states that restricted shares have the same rights associated with your outstanding common shares.  In this regard, please clarify in your disclosure whether the restricted shares and restricted share units participate in dividends with common shares.  If so, please disclose what consideration you gave to ASC 260-10-45 and 55 in determining whether these restricted shares and restricted share units represent participating securities and correspondingly whether you should use the two-class method of computing earnings per share.  Please show us in your supplemental response what the revisions will look like.

Our restricted shares that have been issued to certain employees participate in dividends with common shareholders.  However, our restricted share units do not contain these dividend participation rights.  As of November 29, 2009, none of the restricted shares were vested.  Prior to the application of the transition guidance outlined in ASC 260-10-65-2, ASC 260-10-45-61 indicates, “Stock-based compensation subject to the provisions of Topic 718, including options and non-vested stock, that contain a right to receive dividends declared on the common stock of the issuer, are not subject to the guidance in paragraph 260-10-45-60A until such time as those options or shares are fully vested.”  As none of the awards that are deemed to be participating securities are vested as of November 29, 2009, the two-class method of earnings allocation was not required.

The transition provisions discussed in ASC 260-10-65-2 became applicable for the Company in the fiscal quarter ended February 28, 2010.  Upon adoption of this guidance, we will perform the required earnings allocation to participating securities under the two-class method as discussed in ASC 260-10-45.

In consideration of the Staff’s comments to clarify our disclosures in this regard, we will include the following in future filings:

The Company has outstanding 291,971 restricted shares that are considered to be non-vested shares. The rights associated with these shares are the same as those of the Company’s outstanding common shares, including participation in dividend rights, (Note 22) except that they cannot be sold by the holder until the end of the vesting period.

…The Company has outstanding 16,627,112 RSUs which vest based on the passage of time and do not contain performance requirements. These time-based RSU awards accrete in the number of RSUs at an annual rate of 8% payable semi-annually until the RSUs are vested or forfeited and do not contain dividend rights.

Disclosure Controls and Procedures, page 120

10.                                 We note your statement that “Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

In consideration of the Staff’s comments, we will amend our disclosures in future filings as follows:

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this report (the “Evaluation Date”). ~~Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.~~ Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to the Company, including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company’s management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Item 15. Exhibits and Financial Statement Schedules, page 126

11.                                 We note that you have not filed on EDGAR all of the exhibits and/or schedules to your agreements filed as exhibits 10.19 and 10.37 to the Form 10-K.  Please advise or file with your next periodic report or with a current report on Form 8-K complete copies of these agreements that include all of the exhibits and schedules.  See Item 601(b)(10) of Regulation S-K.

We will file a complete copy of these agreements with the related exhibits and schedules as an exhibit to our Form 10-Q filing for the quarter ended February 28, 2010.

Form 10-Q For the Period Ended August 30, 2009

Certifications, Exhibits 31.1 and 31.2

12.                                 We note that your certifications do not conform to the requirements of Item 601(b)(31)(i).  Please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K and refrain from: (i) replacing the word “registrant” with “Corporation” throughout the certification, (ii) omitting “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d), (iii) omitting “(or persons performing the equivalent functions)” in paragraph 5 and (iv) replacing the word “control” with “controls” in paragraph 5(b).

In future filings, we will conform our certifications exactly to the requirements set forth in Item 601(b)(31)(i) of Regulation S-K and make the conforming changes indicated above.

*  *  *  *  *

On behalf of Sealy Corporation, this will acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments or desire any additional information, please contact the undersigned at (336) 861-3588 or Jeff Ackerman, Executive Vice President and Chief Financial Officer at (336) 861-3674.

Very truly yours,

/s/ Michael Q. Murray, Esq.
Michael Q. Murray, Esq.
Senior Vice President and General Counsel